EXHIBIT (a)(7)

CONTACT: Corcept Therapeutics Incorporated Investor Relations ir@corcept.com www.corcept.com

Corcept Therapeutics Announces Final Results of Tender Offer

MENLO PARK, Calif., April 5, 2023 — Corcept Therapeutics Incorporated (Nasdaq: CORT), a commercial-stage company engaged in the discovery and development of medications to treat severe endocrine, oncologic, metabolic and neurological disorders by modulating the effects of the hormone cortisol, today announced the final results of its previously announced tender offer to purchase up to 7,500,000 shares of its common stock, par value $0.001 per share, at a price not greater than $22.00 nor less than $19.25 per share, in cash, less any applicable withholding taxes and without interest (the “Tender Offer”), which expired one minute after 11:59 p.m., New York City time, on March 31, 2023.

Based on the final count by Continental Stock Transfer & Trust Company, the depositary for the Tender Offer (the “Depositary”), 6,610,369 shares of Corcept’s common stock were validly tendered and not properly withdrawn at or below a purchase price of $22.00 per share.

In accordance with the terms and conditions of the Tender Offer, based on the final count, Corcept has accepted for purchase 6,610,369 shares of common stock at a purchase price of $22.00 per share, for an aggregate cost of $145,428,118, excluding fees, any excise taxes and expenses relating to the Tender Offer. The number of shares that Corcept has accepted for purchase in the Tender Offer represents approximately 6 percent of the total number of shares of common stock outstanding as of March 31, 2023. Corcept had 101,545,296 shares of common stock outstanding following payment for the shares of common stock purchased in the Tender Offer.

The Depositary will promptly pay for all of the shares of common stock accepted for purchase in accordance with the terms and conditions of the Tender Offer.

The sole dealer manager for the Tender Offer is Piper Sandler & Co. D.F. King & Co., Inc. is serving as the information agent for the Tender Offer and Continental Stock Transfer & Trust Company is serving as the depositary. For all questions relating to the Tender Offer, please contact the information agent, D.F. King & Co., Inc. at cort@dfking.com or call toll-free at 1 (800) 821-8781, or call the dealer manager, Piper Sandler & Co. at (312) 267-5100.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Corcept.

About Corcept Therapeutics

Corcept has discovered a large portfolio of proprietary compounds that selectively modulate the effects of cortisol and owns extensive United States and foreign intellectual property covering both their composition and their use to treat a variety of serious disorders. Clinical trials are being conducted with the company’s leading selective cortisol modulators as potential treatments for patients with serious disorders – Cushing’s syndrome, ovarian, prostate and adrenal cancer, ALS, post-traumatic stress disorder and liver disease. Corcept’s drug Korlym® was the first medication approved by the U.S. Food and Drug Administration for the treatment of patients with Cushing’s syndrome.